UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 19, 2007

Dear Sirs

National Securities Commission

S                 /                     D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad
Anónima (Edenor S.A.) (the “Company”) – Relevant fact.

Dear Sir,

In accordance with article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”), we inform you that the extraordinary shareholders meeting of Class A shareholders of the Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”), held as of this date, has unanimously decided: (i) to accept the resignation of Mr. Diego Martín Salaverri as a member of the Supervisory Committee (“Síndico”) for the Class A shareholders and, (ii) to designate Mr. Santiago Enrique Dellatorre as an alternate member of the Supervisory Committee due to the assumption of Mr. Javier Errecondo as a member of the Supervisory Committee.

In addition, we inform you that the extraordinary shareholders meeting of Class B and Class C shareholders of the Company, held as of this date, has decided to designate: (i) Mr. Ricardo A. Torres, Mr. Diego Martín Salaverri and Mr. Rafael Mancuso, as Directors and Ms. Maia Chmielewski, Mr. Gabriel Cohen and Mr. Eduardo Maggi as Alternate Directors, and (ii) Mr. Marcelo Javier Ruiz as a member of the Supervisory Committee and Mr. Roberto Daniel Murmis as an alternate member of the Supervisory Committee.

Very Truly Yours,

Gustavo Gene

Edenor S.A.
Manager of Investor Relations

Buenos Aires, September 19, 2007

Dear Sirs

Buenos Aires Stock Exchange

S                 /                     D

Re: Empresa Distribuidora y Comercializadora Norte Sociedad
Anónima (Edenor S.A.) (the “Company”) – Relevant fact.

Dear Sir,

In accordance with article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”) and article 23 of the Listing Regulations of the Buenos Aires Stock Exchange, we inform you that the extraordinary shareholders meeting of Class A shareholders of the Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (the “Company”), held as of this date, has unanimously decided: (i) to accept the resignation of Mr. Diego Martín Salaverri as a member of the Supervisory Committee (“Síndico”) for the Class A shareholders and, (ii) to designate Mr. Santiago Enrique Dellatorre as an alternate member of the Supervisory Committee due to the assumption of Mr. Javier Errecondo as a member of the Supervisory Committee.

In addition, we inform you that the extraordinary shareholders meeting of Class B and Class C shareholders of the Company, held as of this date, has decided to designate: (i) Mr. Ricardo A. Torres, Mr. Diego Martín Salaverri and Mr. Rafael Mancuso, as Directors and Ms. Maia Chmielewski, Mr. Gabriel Cohen and Mr. Eduardo Maggi as Alternate Directors, and (ii) Mr. Marcelo Javier Ruiz as a member of the Supervisory Committee and Mr. Roberto Daniel Murmis as an alternate member of the Supervisory Committee.

Very Truly Yours,

Gustavo Gene

Edenor S.A.
Manager of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: September 20, 2007